Exhibit 99(a)(4)

September 11, 2008

To the Stockholders of Greenfield Online, Inc.:

I am pleased to inform you that on August 29, 2008, Greenfield Online, Inc. (“Greenfield Online”) entered into a merger agreement with Microsoft Corporation. (“Microsoft”). Under the terms of the merger agreement, Crisp Acquisition Corporation (“Crisp”), a wholly-owned subsidiary of Microsoft, has commenced a tender offer today to acquire all of the outstanding shares of common stock of Greenfield Online for $17.50, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares and the absence of a material adverse change with respect to Greenfield Online.

Following the completion of the tender offer, Crisp will merge with and into Greenfield Online, and remaining outstanding shares of Greenfield Online common stock will be converted into the right to receive $17.50 in cash per share, without interest.

The tender offer is scheduled to expire at the end of October 8, 2008, unless extended in accordance with the terms of the merger agreement.

The Greenfield Online’s board of directors has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of Greenfield Online stockholders, and recommends that Greenfield Online’s stockholders ACCEPT the tender offer and tender their shares of Greenfield Online common stock in the tender offer.

In arriving at its recommendation, the Greenfield Online’s board of directors considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Microsoft’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Greenfield Online common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

I believe this tender offer is the best result for our stockholders and our company, and I thank you for the support you have given to Greenfield Online over the years.

Very truly yours,

Albert Angrisani
Chief Executive Officer and President